HANCOCK PARK CORPORATE INCOME, INC.
222 West Adams Street ♦ Suite 1850 ♦ Chicago, IL 60606 ♦ 847.734.2000 ♦ FAX 847.734.7910

February 3, 2026

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
Attention: Lauren Hamilton
100 Pearl Street, Suite 20-100
New York, N.Y. 10004-2616

    Re: Hancock Park Corporate Income, Inc.

Dear Ms. Hamilton:

    On behalf of Hancock Park Corporate Income, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on January 8, 2026 regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 14, 2025 (the “10-K”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.Comment: Please explain the difference between the effective interest rate related to the Banc of California Credit Facility disclosed on page 134 (9.30%) and the effective interest rate for the same facility disclosed in the table on page 135 (10.27%).

Response: The Company notes that the effective interest rate of 9.30% disclosed on page 134 represents the effective interest rate in effect at December 31, 2024, while the effective interest rate of 10.27% disclosed on page 135 represents the effective interest rate incurred on the facility for the year ended December 31, 2024.

2.Comment: Please explain the difference between the weighted-average performing income yield of 13.9% and the weighted-average realized yield of 13.8%, given that there were no non-performing investments disclosed at December 31, 2024.

Response: The Company notes that the weighted-average of total interest-bearing investments at amortized cost used as the denominator in the calculation is calculated based on the amortized cost as of the beginning and end of the year, and as of each calendar quarter within the year. The Company notes it had one non-accrual debt investment as of December 31, 2023 and March 31, 2024 which caused the weighted-average of total interest-bearing investments at amortized cost utilized in the performing income yield calculation to differ from that used for the realized yield calculation.

3.Comment: Please explain the nature of HPCI-CGA, LLC as disclosed in Exhibit 21.1 List of Subsidiaries.

Response: The Company notes that HPCI-CGA, LLC is a consolidated special-purpose entity formed in February 2022 for the purpose of holding the Company’s Common Equity investment in Boca Home Care Holdings, Inc. (cost basis of approximately $129,000 at origination and at December 31, 2024, or approximately 0.3% of the Company’s total investments at amortized cost as of December 31, 2024). The Company owns 100% of the voting Class A Units of HPCI CGA, LLC, while an unaffiliated third-party owns 100% of the no-cost, non-voting, profits interests Class B Units of HPCI CGA, LLC. The Class B Units entitle the unaffiliated holder to a potential economic return based on a distribution priority waterfall after certain return hurdles are met for the Class A Units holder. Based on an evaluation of SEC IM Guidance Update 2014-11 (October 2014) and ASC 946, the Company concluded that consolidating HPCI CGA, LLC was the most appropriate presentation for the users of the financial statements. The Company also considered guidance in ASC 105-10-05-06 in evaluating the presentation and disclosures for HPCI-CGA, LLC, given the immateriality of the investment and the conclusion on the consolidated financial statements as a whole.

4.Comment: For future filings please include the disclosure requirements of Section 61(a)(2)(b)(i) of the Investment Company Act of 1940 in Item 7. The staff noted the asset coverage ratio is disclosed on page 74, but did not note any disclosure regarding outstanding principal of the senior securities.

Response: The Company hereby confirms to the Staff that in future filings it will disclose the aggregate outstanding principal amount of its senior securities alongside the asset coverage ratio disclosure in Item 7.

5.Comment: For future filings please provide additional disclosures on the reasons for the transfers between Level 2 and Level 3 fair value levels in accordance with ASC 820-10-50-2(c)(3).

Response: The Company hereby confirms to the Staff that in future filings it will disclose additional information on the factors contributing to transfers between fair value levels in accordance with ASC 820.

6.Comment: For future filings please include disclosure how the Company calculates the weighted average for significant unobservable inputs used to develop Level 3 fair value measurements in accordance with ASC 820-10-50-2(bbb)(2)(i).

Response: The Company hereby confirms to the Staff that in future filings it will disclose how it calculates the weighted average for its significant unobservable inputs used to develop Level 3 fair value measurements.

7.Comment: Please describe the frequency that the “Due to adviser and affiliates” caption on the Company’s Consolidated Statements of Assets and Liabilities is settled.

Response: The Company notes amounts included within this caption, including base management fees, incentive fees and administrative fees, are settled on the same terms on a quarterly basis.

8.Comment: Please confirm that any material categories within the “Other liabilities” caption on the Consolidated Statements of Assets and Liabilities have been properly separated in accordance with Regulation S-X 6-04.

Response: The Company hereby confirms to the Staff that the “Other liabilities” caption on the Consolidated Statements of Assets and Liabilities is properly presented and does not contain material liabilities enumerated under Regulation S-X 6-04.

9.Comment: Please explain the accounting treatment applied to the restructuring of the Company’s debt investment in Wellful Inc. as disclosed on page 81.

Response: The Company accounted for the restructuring of its first lien debt investment in Wellful Inc. by reference to ASC 310-20. The existing debt investment was exchanged for a combination of cash, a new rollover debt investment, and a portion of the existing debt investment was forgiven for no consideration (resulting in a discounted exchange relative to the par amount of the pre-restructure debt investment). Pursuant to this evaluation, the portion of the debt investment forgiven was derecognized as an extinguishment and a realized loss corresponding to the proportional carrying amount (amortized cost). The amount of the debt investment that was repaid in cash was derecognized with no gain or loss. The remaining carrying amount (amortized cost) was ascribed to the new rollover first lien debt investment received in the exchange. In accordance with ASC 946-220-45-6, the realized loss recognized related to the portion of the loan forgiven was included in net realized loss on investments on the Consolidated Statements of Operations, consistent with the substance of the transaction as being capital in nature. The realized loss recognized on the restructuring is included as a component of the Company’s capital gains incentive fee calculation and reduces the capital gains incentive fee base used in determining amounts owed to the adviser, if applicable. The Company does not believe separate presentation of the realized loss resulting from the transaction on the Consolidated Statements of Operations is required under ASC 946 or Regulation S-X.

10.Comment: For future filings, please provide disclosure in the notes to the consolidated financial statements explaining the risks of debt investments structured as a unitranche loans (also known as co-lending arrangements). With respect to co-lending arrangements, please confirm the following for the staff: (i) whether the Company has any specific accounting policies it applies to co-lending arrangements; (ii) how the valuation of unitranche loans takes into account the payment prioritization; (iii) the impact of such arrangements on the calculation of interest income under the effective interest method; (iv) whether any of the co-lenders under these arrangements are affiliates; and (v) that unfunded commitments are fair valued in accordance with ASC 820.

Response: The Company hereby confirms to the Staff that it will include additional risks disclosures related to debt investments that are structured as a unitranche loans. The Company also notes the following:
(i) The Company has a policy to disclose co-lending arrangements in its Consolidated Schedules of Investments, which includes the interest rate per the credit agreement and additional interest earned per the co-lending arrangement, if applicable.
(ii) The Company confirms that the valuation models for Level 3 unitranche loans captures the relative pricing and payment priority, if applicable, and corresponding cash flows of the position in the discounted cash flow analysis.

(iii) The Company confirms it calculates and recognizes interest income under co-lending arrangements under the effective interest method.

(iv) The Company notes it has co-invested pursuant to the SEC order received on August 4, 2020 with certain affiliates in unitranche (or co-lending) arrangements.

(v) The Company confirms its unfunded commitments are fair valued in accordance with ASC 820.

11.Comment: Please explain why certain debt investments with PIK interest rates are not disclosed in footnote 2 to the Consolidated Schedules of Investments.

Response: Footnote 2 to the Consolidated Schedules of Investments only discloses investments with a PIK interest rate component which have the option to make interest payments on that PIK component in cash or with the issuance of additional securities as payment of the PIK provision. Investments with a PIK interest rate component which do not provide the option to pay the PIK component in cash have their PIK rate disclosed in the Consolidated Schedules of Investments.

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Please do not hesitate to contact me at (847) 734-2000 if you should need further information or clarification.

Sincerely,

/s/ Kyle Spina
Kyle Spina
Chief Financial Officer